

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

January 14, 2010

Mr. Michael Levinsohn
President
Lenco Mobile Inc.
345 Chapala Street
Santa Barbara, California 93101

Re: **Lenco Mobile Inc.**
Registration Statement on Form 10
Filed on November 9, 2009, as amended November 18, 2009,
        December 16, 2009 and January 7, 2010
File No. 000-53830

Dear Mr. Levinsohn:

We have reviewed your letter dated January 7, 2010 and your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

General

1.   In your next response letter, please provide, in writing, a statement from the company acknowledging the following: (i) that the company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) that the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38</u>

2.   We note your response to our prior comment one from our letter dated December 23, 2009 and your new disclosure on page F-10 which states, "the multiple elements are considered combined deliverables and the appropriate revenue recognition is determined as a single unit of accounting." Tell us specifically what your multiple elements are and why you do not need to account for the multiple elements as a separate unit of accounting. Refer to your basis in accounting literature. Also tell us and disclose specifically how you treat the fixed and transaction based components as one. Disclose the specific timing for your revenue recognition. Please do not use generalizations as quoted in the accounting literature. Address the specific revenue recognition and timing of recognition as it relates to the services that you provide.

<u>Other Income (Expense), page 43</u>

3.   We note your response to our prior comment two from our letter dated December 23, 2009. Tell us why you believe it is appropriate to recognize the amounts of payment received for the release of claims as other income in the amount of $673,000. In this regard, did you already make payments to the vendors and record an expense for an amount equal to or exceeding $673,000? Since Superfly agreed to pay you $900,000 to settle all existing indemnification claims, are there amounts that you may be required to pay for any future demands from third parties thus requiring you to record a liability for such amounts potentially due?

4.   We note your response to our prior comment two from our letter dated December 23, 2009. We also note the change in goodwill from your Amendment #2. Please tell us and disclose how you adjusted goodwill from your prior Amendment. If you are no longer adjusting goodwill related to your error for warranty liability (see comment 41 from our letter dated December 4, 2009), then tell us and disclose how you corrected that error.

<u>Item 5. Directors, Officers and Management, page 60</u>

5.   We note your response to prior comment 3 from our letter dated December 23, 2009. Please revise your disclosure on page 62 to correct the reference to Mr. Hill entering into a stipulated judgment and order with the <u>SEC</u> in November 2009.

<u>Item 6. Executive Compensation, page 63</u>

6.   Update your disclosure to include your executive compensation disclosure for 2009.

Financial Statements

Note 1 – Organization and Significant Accounting Policies, page F-7

7.   We note your response to our prior comment four from our letter dated December 23, 2009. It is unclear to us how you concluded that this transaction should be treated as a reverse merger. In this regard, you issued cash to acquire Capital Supreme (Pty) Ltd. and did not issue equity interests. Further, it appears that you raised proceeds to fund the acquisition principally from third parties that appear unrelated to Capital Supreme (Pty) Ltd. Finally, it is not clear whether there was a change in management or change in board of directors as a result of the transaction to acquire Capital Supreme (Pty) Ltd. Please advise.

Note 14 – Subsequent Events, page F-22

8.   We note your response to our prior comment five from our letter dated December 23, 2009 specifically your bullet point (3). It is unclear to us how you determined that you do not meet the income test pursuant to Rule 1-02(w) considering that Simply Ideas, LLC had a loss from operations of $500,000 which is clearly significant to your pro forma income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle and your average income pursuant to the income test. Accordingly, please provide the audited financial statements for your acquisition of Simply Ideas, LLC. Also provide pro forma financial statements for this acquisition.

Financial Statements for the Periods Ended September 30, 2009

General

9.   It appears that you have restated your financial statements for the periods ended September 30, 2009. As such, please label your financial statements as restated and provide a footnote explaining each error showing the difference by line item between your prior filed financial statements and the newly restated financial statements. Please refer to ASC 250.

Unaudited Consolidated Statements of Operations, page F-23

10.   We note that you recorded your loss from extinguishment of debt as an extraordinary item. Tell us how you evaluated ASC 225-20-45 when determining that the loss from extinguishment should not be classified within your income before taxes.

Statements of Cash Flows, page F-25

11.   We note your response to our prior comment #7 from our letter dated December
        23, 2009 and your revised statements of cash flows. However, we do not
        understand the following line items in your supplemental disclosure of non-cash
        investing and financing activities: "acquisition of intangibles and related
        goodwill changes for stock" and "additional paid in capital for non-cash
        acquisitions and other debt conversions, stock issuances." Please explain these
        transactions in a footnote to your statement of cash flows.

Note 1 – Organization and Significant Accounting Policies, page F-27

12.   We note your response to our prior comment eight from our letter dated
        December 23, 2009 and your new disclosure on page F-29. However, you did not
        disclose the acquisition-date fair value of the total consideration transferred and
        the acquisition-date fair value of each major class of consideration. In addition,
        please disclose what is included in "intangible assets – other (excluding
        goodwill)" and the period of amortization for those assets.

13.   We note your response to our prior comment nine from our letter dated December
        23, 2009 and your new disclosure on pages F-29 and F-35. Please disclose when
        you anticipate that you will begin to amortize the Eden Marketing Gift Card
        License. Tell us why you believe it should not be amortized until you have put it
        into service. Refer to your basis in accounting literature.

Note 6 – Notes Payable, page F-38

14.   We note that a discount of 46.5% on the restriction period and a further discount
        of 7.8% during the liquidity period were determined to establish the fair value of
        the stock. Provide us with more specific details regarding why you believe the
        percentages used for the discounts were appropriate. In this regard, tell us the
        actual restriction period and your basis for assigning a 46.5% discount. Also
        explain in more detail what you mean by "liquidity period" and why a further
        discount is warranted.

Note 10 – Subsequent Events, page F-37

15.   Please disclose what types of intangible assets are included in "intangible assets –
        other," including their amortization period.

Note 14 – Selected Pro-Forma Financial Information, page F-43

> 16. Please remove the column under (C) in your consolidated pro forma statements of operation for the nine months ended September 30, 2009 since Legacy Media LLC and Consumer Loyalty Group LLC are reflected in your financial statements for that period. The inclusion of such column is confusing since the totals of columns (A), (B) and (D) equals column (E).

Legacy Media, LLC and Consumer Loyalty Group, LLC Financial Statements

Note 8 – Subsequent Events, page F-55

> 17. We note that Commerce Planet sold Legacy Media, LLC and Consumer Loyalty Group, LLC to Superfly Advertising on January 21, 2009. We note the subsequent sale by Superfly Advertising to Lenco Mobile on February 28, 2009. Please confirm to us that Commerce Planet, Superfly Advertising and Lenco Mobile are not related in any manner.

> 18. We note that on April 20, 2009 you sold Online Supplier (one of the significant business lines of Consumer Loyalty Group, LLC) and an associated products' database. Please disclose in your management's discussion and analysis and in your financial statements the details surrounding the sale. Tell us how much revenue and income is associated with Online Supplier. In addition, disclose the impact of this sale to your future operations. If the sale is significant, adjust your pro-forma financial statements, giving effect for this sale.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371, or Kyle Moffatt, Accountant Branch Chief at (202) 551-3826, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Hodgdon, Staff Attorney, at (202) 551-3273, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me, at (202) 551-3810, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: James A. Mercer III, Esq., Sheppard Mullin
        Via Facsimile (858) 509-3691